IMPACT SHARES TRUST I

5950 Berkshire Lane

Suite 1420

Dallas, Texas 75225

November 16, 2023

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Impact Shares Trust I (the “Trust”)

Preliminary Proxy Statement (the “Statement”)

File Nos. 811-23312; 333-221764

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 14, 2023, with respect to the preliminary proxy statement (the “Statement”) related to a special meeting of shareholders of the Impact Shares NAACP Minority Empowerment ETF (the “Fund”).

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Statement.

1.	Please provide the information required by Schedule 14(a) Item 22.c.2, Item 22.c.3, and Item 22.c.10, if applicable. The foregoing information should be provided with respect to both Tidal and ISC.

Response: The Trust confirms that the information required by Item 22(c)(2) has been added to the proxy statement. The Trust respectfully notes that the information required by Items 22(c)(3) and 22(c)(10) are not applicable.

2.	The table of contents includes some items from the prior proxy statement. Please update it as appropriate.

Response: The Trust confirms that the table of contents has been updated accordingly.

3.

The Staff notes that the Fund filed a similar proxy in June, please add disclosure about the prior submission, including that the prior proxy failed to obtain shareholder approval, and that the Fund is trying again.

Response: The Trust confirms that the foregoing disclosure has been added to the proxy statement.

4.

For the Q&A “What are the proposed fees under the Tidal Advisory Agreement? How do they differ from the Current Agreement?,” please confirm and disclose that the unitary fee exceptions under the new agreement are the same as in the existing agreement.

Response: The Trust confirms that a discussion detailing the exclusions from the unitary management fees in each agreement has been added to the proxy statement.

5.	Please define the capitalized term “Partner Non-Profit” in the filing.

Response: The Trust confirms the foregoing term has been defined.

6.

Under the heading “Quorum Required,” given that both proposals are non-routine, please remove the discussion regarding broker non-votes. In addition, add an explanation indicating that if a beneficial owner does not provide a broker a vote, the broker will not be permitted to vote the shares, and such vote would not count as present for purposes of the quorum.

Response: The Trust confirms the foregoing revisions have been made to the proxy statement.

7.	Please advise the Staff supplementally why the Board did not request information about profitability as a condition to hire the adviser.

Response: The Trust confirms that counsel to the Trust, on behalf of the Independent Trustees, requested and received information from Tidal regarding its profitability. The Board’s consideration as to Tidal’s profitability is discussed in Appendix A under “The Costs of the Services Provided by the Adviser and the Profits Realized by the Adviser” and “Possible Fall-out Benefits.”

8.

Under the sub-heading “Fees and other expenses,” there is a statement noting that the Board approved an advisory agreement in November with a fee rate of 75 basis points. Consider clarifying why the Fund’s fee is 45 basis points even though the Board approved the 75 basis point fee rate.

Response: The Trust confirms that clarifying language has been added to that disclosure.

9.

The section heading “Board Considerations in Approving the Initial Tidal Advisory Agreement and ISC Sub-Advisory Amendment” is confusing, as there is just one Tidal investment advisory agreement. Please clarify why it says the “initial advisory agreement.”

Response: The Trust confirms the heading has been clarified.

10.	In that same section, please clarify what is meant by references to an “increase in unitary management fee.”

Response: The Trust confirms the references have been clarified.

11.	Please provide us with a copy of the proxy card before filing the definitive.

Response: The Trust notes that a copy of the proxy card has been sent to the Staff supplementally via email on November 15, 2023.

If you have any questions or require further information, please contact Ethan Powell at (469) 442-8424 or ethanpowell@impactshares.org.

Sincerely,

/s/ Ethan Powell
Ethan Powell
President
Impact Shares